SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2005 NOV -3 A 10:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 October 2005

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

[redacted]

05012249

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 October 2005 as published in the South China Morning Post in Hong Kong on 31 October 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

IK/ld/cw

Encl.

PROCESSED

NOV 03 2005

THOMSON FINANCIAL

c.c. J P Morgan
- Ms. Tintin Subagyo

11/3

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY SUBSIDIARY – SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(2) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED SUBSIDIARY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN MALAYSIA ON 28 OCTOBER 2005 PURSUANT TO CHAPTER 9 OF THE LISTING REQUIREMENTS OF BURSA MALAYSIA SECURITIES BERHAD.

SUMMARY

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA ("SHMB"), a 52.78% subsidiary of SA and a company listed on Bursa Malaysia Securities Berhad, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2005 in Malaysia on 28 October 2005. The unaudited financial statements of SHMB have been prepared in compliance with applicable approved accounting standards in Malaysia. The unaudited Condensed Consolidated Income Statement of SHMB is provided below.

SHMB, a subsidiary of SA listed on Bursa Malaysia Securities Berhad and in which SA has a 52.78% interest, has announced its unaudited financial results for the third quarter and for the nine months ended 30 September 2005 in Malaysia on 28 October 2005. The unaudited Condensed Consolidated Income Statement of SHMB is provided below:

SHANGRI-LA HOTELS (MALAYSIA) BERHAD, MALAYSIA
UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005

	Three Months Ended		Nine Months Ended	
	30.9.2005	30.9.2004	30.9.2005	30.9.2004
	RM'000	*RM'000*	*RM'000*	*RM'000*
Revenue	78,552	91,062	209,015	246,054
Operating profit before exceptional item	20,573	24,305	46,303	55,179
Exceptional item	–	–	12,191	–
Operating profit after exceptional item	20,573	24,305	58,494	55,179
Interest expense	(1,601)	(1,526)	(4,781)	(4,864)
Interest income	30	43	130	116
Share of results of associated companies	(1,039)	(271)	(1,905)	(793)
Profit before taxation	17,963	22,551	51,938	49,638
Tax expense	(3,129)	(2,531)	(8,878)	(11,052)
Profit after taxation	14,834	20,020	43,060	38,586
Minority Interests	(966)	(909)	(2,186)	(1,971)
Net Profit attributable to members of Shangri-La Hotels (Malaysia) Berhad	13,868	19,111	40,874	36,615
Basic Earnings per Ordinary Share (sen)	3.15	4.34	9.29	8.32
Diluted Earnings per Ordinary Share (sen)	NA	NA	NA	NA

NA – not applicable

Note:

Exceptional Item

The exceptional item of RM12.191 million recorded during the second quarter ended 30 June 2005 relates to the gain arising from the divestment of the SHMB Group's 30% interest in Johdaya Karya Sdn Bhd. The proceeds received from the disposal amounting to RM32.936 million were partly used to repay the SHMB Group's existing term loans. As a result, the SHMB Group's total borrowings as at 30 September 2005 reduced to RM157.735 million from RM180.517 million at end-December 2004.

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS INCLUDING THE EARNINGS PER ORDINARY SHARE PERTAIN ONLY TO SHMB, A 52.78% SUBSIDIARY OF SA, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 52.78%) IN THE PROFITS OF SHMB FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 October 2005

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and [illegible]

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

RECEIVED

2005 NOV -3 A 10:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 October 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 October 2005 as published in the South China Morning Post in Hong Kong on 31 October 2005 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Ms. Tintin Subagyo

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATED COMPANY –

CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATED COMPANY WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 13 - SPECIAL REQUIREMENTS FOR CONTENTS AND FORMATS OF QUARTERLY REPORT (2003 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2004 AMENDMENTS).

SUMMARY

On 28 October 2005, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2005 which will be published in the newspapers in PRC on 31 October 2005. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 28 October 2005, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and an 80% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA has an effective interest of 40% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the third quarter and for the nine months ended 30 September 2005 which will be published in the newspapers in PRC on 31 October 2005. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE THIRD QUARTER AND FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005

	For the nine months ended 30 September			
	2005		2004	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	69,748	574,577	62,134	514,271
Less: Cost of sales	(25,121)	(206,944)	(24,393)	(201,896)
Business tax & surcharge	(3,576)	(29,459)	(3,179)	(26,312)
Profit from principal activity	41,051	338,174	34,562	286,063
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(644)	(5,305)	(569)	(4,709)
Administrative expenses	(4,391)	(36,173)	(4,316)	(35,723)
Add: Financial income/(expenses)	(2,547)	(20,982)	92	761
Operating profit	33,469	275,714	29,769	246,392
Add: Investment gain	635	5,231	607	5,024
Subsidy	–	–	–	–
Non-Operating income	88	725	476	3,940
Less: Non-Operating expenses	(251)	(2,068)	(165)	(1,366)
Profit before tax	33,941	279,602	30,687	253,990
Less: Income tax	(10,991)	(90,543)	(9,939)	(82,263)
Minority interests	–	–	–	–
Net Profit	22,950	189,059	20,748	171,727

	For the three months ended 30 September			
	2005		2004	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	23,340	190,481	21,419	177,277
Less: Cost of sales	(8,790)	(71,780)	(8,275)	(68,489)
Business tax & surcharge	(1,248)	(10,191)	(1,075)	(8,897)
Profit from principal activity	13,302	108,510	12,069	99,891
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(212)	(1,730)	(200)	(1,655)
Administrative expenses	(1,490)	(12,163)	(1,391)	(11,513)
Add: Financial income/(expenses)	(1,377)	(11,298)	22	182
Operating profit	10,223	83,319	10,500	86,905
Add: Investment gain	206	1,680	225	1,862
Subsidy	–	–	–	–
Non-Operating income	50	410	419	3,468
Less: Non-Operating expenses	(143)	(1,174)	(18)	(149)
Profit before tax	10,336	84,235	11,126	92,086
Less: Income tax	(3,343)	(27,244)	(3,597)	(29,771)
Minority interests	–	–	–	–
Net Profit	6,993	56,991	7,529	62,315

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA HAS AN EFFECTIVE INTEREST OF 40%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS SHARE (I.E. 40%) IN THE PROFITS OF CWTC LISTCO FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2005 IN ITS FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2005 AFTER ADJUSTMENTS IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 October 2005